Exhibit (a)(16)

30 Broad Street, 24th Floor New York, New York 10004 T: 212-363-7500 x108 F: 866-367-6510 www.zlk.com Julia J. Sun jsun@zlk.com

August 26, 2015

VIA FEDEX OVERNIGHT DELIVERY

Board of Directors

c/o the Secretary

Tecumseh Products Company

5683 Hines Drive

Ann Arbor, Michigan 48108

Re:      Demand Pursuant to Michigan Business Corporation Act § 450.1493a

To the Board of Directors of Tecumseh Products Company:

This firm represents Molly Murray, who is, and has been at all relevant times herein, a holder of Tecumseh Products Company (“Tecumseh” or the “Company”) common stock.

We write pursuant to the Michigan Business Corporation Act § 450.1493a to demand that Tecumseh’s Board of Directors (the “Board”) take action to remedy their breaches of fiduciary duties arising out of their attempt to sell the Company to Mueller Industries, Inc. and Atlas Holdings LLC through their affiliates, MA Industrial JV LLC and MA Industrial Sub Inc. (collectively, “Mueller Atlas”).

On August 5, 2015, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which entities affiliated with Mueller Atlas will acquire all of the outstanding shares of Tecumseh for an aggregate of approximately $123 million (the “Proposed Transaction”) through a cash tender offer (“Offer”) to be commenced on or after the date that is 14 days after the date of the Merger Agreement, but in no event later than 10 business days following such date, and will remain open for at least twenty business days, subject to possible extension. As a result of the Proposed Transaction, Tecumseh stockholders are anticipated to receive an aggregate of $5.00 per share in cash (the “Merger Consideration”). Following the consummation of the Proposed Transaction, it is expected that Tecumseh will become a privately held company and operate as a standalone business with its headquarters and senior management unchanged.

Ms. Murray contends that the Proposed Transaction is manifestly unfair to Tecumseh stockholders and the Company’s efforts to consummate the Proposed Transaction constitute a violation of the Board’s fiduciary duties and undervalues the Company. Over the past year and a half, Tecumseh have undertaken strategic initiatives that have greatly benefitted the Company and positioned it for a positive turnaround, including converting each share of its Class A and Class B common stock into one common stock entitled to a vote and implementing a turnaround plan focused on the introduction of new products, improving operations and reducing costs. Indeed, the Company launched new products in each of the Company’s three business segments only earlier this year. Tecumseh’s President, CEO and director, Harold M. Karp repeatedly

August 26, 2015

referred to these products as “game changers” for the Company. Indeed, as reflected in its second quarter 2015 results, which were announced on August 4, 2015, one day before the execution of the Merger Agreement, the Company is just beginning to see the results of its turnaround plan. The second quarter 2015 represents the first quarter that the Company has turned a profit in over two years. Yet, rather than focus on the turnaround effort, the Board has determined to sell the Company for inadequate and unfair merger consideration of $5.00 per share in cash, when, as recently as in December 2014, Tecumseh common stock traded above the merger consideration.

Compounding the failure to secure adequate consideration for the Company and the fundamentally flawed sales and negotiation process, the Board is attempting to lock up the Proposed Transaction with deal protection devices intended to preclude alternative bidders from making a successful competing offer for the Company. For example, pursuant to the Merger Agreement, the Board agreed to: (i) an anti-waiver provision requiring the Company to enforce all standstill agreements; (ii) an illusory go-shop period of 30 days that requires any go-shop bidders to pay a naked premium of approximately $3.59 million ($0.19 per Tecumseh share) to Mueller Atlas by way of the termination fee (notably, unsolicited bidders making an offer for the Company after the go-shop period are required to pay the same premium; (iii) after the go-shop period, a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers unless the bidder made a written offer during the go-shop period which the Board believes qualifies as a superior offer or is reasonably likely to lead to one; (iv) a notice provision that requires the Company to disclose confidential information about competing bids to Mueller Atlas before it may terminate the Merger Agreement; and (v) a matching rights provision that provides Mueller Atlas with three (3) business days to match any competing proposal in the event one is made. The anti-waiver provision is particularly troubling as the most likely competing bidders for Tecumseh are also the ones most likely to have entered into confidentiality agreements containing standstill agreements. By contractually tying their hands through the anti-waiver provision, the Board members have breached their fiduciary duty to fully inform themselves as to the true value of Tecumseh before engaging in the Proposed Transaction.

Ms. Murray maintains that the members of the Board have breached and continue to breach their fiduciary duties, including their duties of loyalty, good faith, due care, candor, and independence owed to the Company, Ms. Murray, and the other public stockholders of Tecumseh. Each director directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of Tecumseh. Specifically, by entering into the Proposed Transaction, as described above, Board members have shown that they are neither independent nor disinterested, and that they cannot and will not address these requests in the manner required by their fiduciary duties and Michigan law. As a result of the foregoing breaches of duties, the Company and its stockholders have sustained damages.

On behalf of Ms. Murray, I hereby demand that the Board take suitable action to ensure that the consideration provided in the Proposed Transaction is fair to Tecumseh and its stockholders and to otherwise recover for the benefit of the Company the damages described herein immediately. By this demand, we ask that the Board remedy the breaches of its fiduciary duties as set forth herein. Specifically, the “suitable action” Plaintiff demands is for the Board to, among other things, implement a fair sales process that is not titled towards a transaction with Mueller Atlas; that the Board remove and/or alleviate the preclusive deal protection devices agreed to in the Merger Agreement; and that the Board ensures that the consideration stockholders are to receive in the Proposed Transaction is fair and adequate.

August 26, 2015

If the Board does not rectify the breaches of duty described above and does not ensure that the Proposed Transaction’s consideration is fair to Tecumseh and its stockholders, Ms. Murray may seek to prosecute a stockholder’s derivative action and/or class action seeking appropriate relief.

Very truly yours Levi & Korsinsky LLP

By:
Julia J. Sun